Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor

New York, NY 10005

SUPPLEMENT TO NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 4, 2024

To the Shareholders of

Color Star Technology Co., Ltd.

This proxy statement supplement (the “Supplement”) supplements and amends the information contained in the Proxy Statement dated August 29, 2024 (the “Original Proxy Statement”) furnished by Color Star Technology Co., Ltd. (the “Company”) for its 2024 Annual Meeting of Shareholders (the “Meeting”), to (i) amend Proposal 1 to the Proxy Statement that change the Approved Consolidation Ratio to a ratio of up to one-for-two hundred fifty (1:250), but in any case at a ratio of not less than one-for-five (1:5) (“Amended Proposal 1”) and (ii) update the Notice of the Annual Meeting to update Proposal 1 to the Amended Proposal 1 (the “Amended Notice”). This Supplement, along with the accompanying Amended Notice, contains additional information about the Meeting which is to be held on September 29, 2024 at 10:00 p.m. Eastern Standard Time (i.e., September 30, 2024 at 10:00 a.m., Beijing time and 9:00 pm Cayman Islands time) at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102.

Except as described above, this Supplement does not change the Original Proxy Statement.

All proxies executed prior to the date of this Supplement and not revoked prior to the Meeting will be voted in accordance with the instructions contained therein.

COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor

New York, NY 10005

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 29, 2024

(or any adjournment or postponement thereof)

September 4, 2024

To the Shareholders of

Color Star Technology Co., Ltd.

Notice is hereby given that the Annual General Meeting of the Shareholders of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the “Company”) will be held on September 29, 2024 at 10:00 p.m. Eastern Standard Time (i.e., September 30, 2024 at 10:00 a.m., Beijing time and 9:00 pm Cayman Islands time) at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102, and at any adjourned or postponement thereof.

The Annual General Meeting is called for the following purposes:

1	To approve as a special resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-two hundred fifty, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 2,800,000 Class A Ordinary Shares of a par value of US$10 each and 400,000 Class B Ordinary Shares of a par value of US$10 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as a special resolution;

2	Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation), to approve as a special resolution that the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal”) to effect the alteration to the share capital as a result of the Reverse Share Split and Share Consolidation; adoption of the Articles Amendment Proposal to be approved as a special resolution;

3	To consider and vote upon a proposal to approve and adopt the Company’s 2024 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2024 Equity Incentive Plan Proposal”); adoption of the 2024 Equity Incentive Plan Proposal to be approved as a special resolution;

4	To consider and vote upon a proposal to elect and/or re-elect, as applicable, Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan (collectively, the “Director Nominees”) to serve on the Board until their death, resignation, or removal (the “Election of Directors Proposal”); authorization of the Election of Directors Proposal to be approved as an ordinary resolution;

5	To ratify, confirm and approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2024 (the “Ratification of Appointment of Auditors Proposal”); ratification of the Appointment of Auditors Proposal to be approved as an ordinary resolution;

6	To consider, vote upon and approve the registered office of the Company to make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s Class A Ordinary Shares register of members and Class B Ordinary Shares register of members (the “Filing Proposal”); authorization of the Filing Proposal to be approved as an ordinary resolution; and

7	To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”); authorization of the Adjournment Proposal to be approved as an ordinary resolution.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on August 28, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Annual General Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual General Meeting.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares as of the Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form by email to wei.zhang@china-acm.com or by mail to 80 Broad Street, 5th Floor, New York NY 10005 as promptly as possible. We must receive the proxy form no later than noon on the day prior to the Annual General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. You may obtain directions to the meeting by calling our offices at (929) 317-2699. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at 80 Broad Street, 5th Floor, New York NY 10005.

By Order of the Board of Directors.

Wei Zhang
Chairwoman of the Board

PROPOSAL NO. 1

REVERSE SHARE SPLIT AND SHARE CONSOLIDATION PROPOSAL

Proposed Reverse Share Split and Share Consolidation

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, a Reverse Share Split and Share Consolidation of the Company’s ordinary shares at a specific ratio, of up to one-for-two hundred fifty, but in any case at a ratio of not less than one-for-five, on the effective date as determined by the Board.

The Reverse Share Split and Share Consolidation will be implemented simultaneously for all Class A ordinary shares, US$0.04 par value each, of the company (the “Class A Ordinary Shares”) and Class B ordinary shares, US$0.04 par value each, of the company (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”) such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 2,800,000 Class A Ordinary Shares of a par value of US$10 each and 400,000 Class B Ordinary Shares of a par value of US$10 each.

The Reverse Share Split and Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Reverse Share Split and Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Reverse Share Split and Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Reverse Share Split and Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Share Split and Share Consolidation.

Reasons for the Reverse Share Split and Share Consolidation

On November 14, 2023, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its Class A Ordinary Shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). On May 14, 2024, Nasdaq granted the Company an additional 180 calendar day extension to regain compliance with the minimum bid price requirements. The Company has until November 11, 2024 to regain compliance (the “Compliance Period”).

To regain compliance, the Company’s Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days, and shall not have a closing bid price of $0.10 or less for ten consecutive trading days during the Compliance Period.

As of August 28, 2024, the Company has not regained compliance yet. The Board deems it is of the best interests of the Company and its shareholders to complete a Reverse Share Split and Share Consolidation so that it will be able to meet the minimum bid price requirement.

In addition, the Board also believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Reverse Share Split and Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A ordinary shares. The Reverse Share Split and Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Reverse Share Split and Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Reverse Share Split and Share Consolidation

If Proposal No. 1 is approved by the Company’s shareholders, the Board will have the discretion to determine whether it is in the best interests of the Company and its shareholders to move forward with the Reverse Share Split and Share Consolidation. If the Board decides to proceed with the Reverse Share Split and Share Consolidation, the Approved Consolidation Ratio will be determined by the Board, in its sole discretion. However, the Approved Consolidation Ratio will not be less than a ratio of one-for-five (1:5) or exceed a ratio of one-for-two hundred fifty (1:250). In determining which Approved Consolidation Ratio to use, the Board will consider numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the Approved Consolidation Ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Class A Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Board will also consider the impact of the Approved Consolidation Ratios on investor interest. The purpose of selecting a range is to give the Board the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. Based on the number of shares of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of August 28, 2024, after completion of the Reverse Share Split and Share Consolidation, we will have between approximately 10,577,245 and approximately 211,545 Class A Ordinary Shares issued and outstanding and between approximately 240,000 and approximately 4,800 Class B Ordinary Shares issued and outstanding, depending on the Approved Consolidation Ratio selected by the Board.

The following table contains approximate number of issued and outstanding shares of Class A Ordinary Shares and Class B Ordinary Shares, and the estimated per share trading price following a 1:5 to 1:250 Reverse Share Split and Share Consolidation, without giving effect to any adjustments for fractional shares of ordinary shares or the issuance of any derivative securities, as of August 28, 2024.

	Shares of Stock Outstanding
	Before Reverse Share Split and Share Consolidation	Post Reverse Share Split and Share Consolidation Ratio of 1 to 5	Post Reverse Share Split and Share Consolidation Ratio of 1 to 50	Post Reverse Share Split and Share Consolidation Ratio of 1 to 250
Class A Ordinary Shares	52,886,224	10,577,245	1,057,725	211,545
Class B Ordinary Share	1,200,000	240,000	24,000	4,800

Risks Associated with the Reverse Share Split and Share Consolidation

We cannot predict whether the Reverse Share Split and Share Consolidation will increase the market price for our Class A Ordinary Shares. The history of similar share consolidations for companies in like circumstances is varied, and the market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. Further, there are a number of risks associated with the Reverse Share Split and Share Consolidation, including:

(a)	A reverse share split and share consolidation may leave certain shareholders with one or more “odd lots,” which are share holdings in amounts of less than 60 shares of our Class A Ordinary Shares. These odd lots may be more difficult to sell than shares of our Class A Ordinary Shares in even multiples of 60.

(b)	The authorized but unissued shares of our Ordinary Shares could be issued by the Board without further shareholder approval, which could result in dilution to the current holders of our Ordinary Shares.

Book-Entry Shares

If the Reverse Share Split and Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Reverse Share Split and Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Reverse Share Split and Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Reverse Share Split and Share Consolidation, shareholders will be notified that the Reverse Share Split and Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Reverse Share Split and Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. Depending on the size of the Reverse Share Split and Share Consolidation the Board decides to implement, the stated capital component will be reduced proportionately based upon the Reverse Share Split and Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Reverse Share Split and Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Reverse Share Split and Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Share Split and Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Reverse Share Split and Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Reverse Share Split and Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Vote Required

Proposal No. 1 will be approved by special resolution if two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE REVERSE SHARE SPLIT AND SHARE CONSOLIDATION.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 1 is as follows:

“RESOLVED, as a special resolution that the Reverse Share Split and Share Consolidation of the Company’s issued and outstanding Ordinary Shares at an exchange ratio of up to 1:250, but not less than 1:5 (the “Approved Consolidation Ratio”) such that the number of authorised Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the Approved Consolation Ratio with such Reverse Share Split and Share Consolidation to be effected at such time and date as determined but the Board of the Company in its discretion, and that, subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, as a result of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 2,800,000 Class A Ordinary Shares of a par value of US$10 each and 400,000 Class B Ordinary Shares of a par value of US$10 each, be and is hereby approved in all respects.”

In all other respects the Original Proxy Statement, the Notice of Annual Meeting of Stockholders dated August 29, 2024 remain unchanged.

We sincerely apologize for any inconvenience this change may cause you and appreciate your understanding.

Sincerely,

/s/ Wei Zhang
Chairwoman of the Board